SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Cano Health, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

13781Y 103

(CUSIP Number)

Diameter Capital Partners LP

Attention: Shailini Rao

55 Hudson Yards, Suite 29B

New York, NY 10001

(212) 655-1419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y 103

1.	Names of Reporting Persons. Diameter Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,135,270
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,135,270

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,135,270
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 13781Y 103

1.	Names of Reporting Persons. Scott K. Goodwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,135,270
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,135,270

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,135,270
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 13781Y 103

1.	Names of Reporting Persons. Jonathan Lewinsohn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,135,270
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,135,270

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,135,270
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Cano Health, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 9725 NW 117th Avenue, Suite 200, Miami, FL 33178.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Diameter Capital Partners LP (the “Investment Manager”), a Delaware limited partnership and the investment manager of Diameter Master Fund LP, Diameter Dislocation Master Fund LP, and Diameter Dislocation Master Fund II LP (collectively, the “Diameter Funds”), Scott K. Goodwin (“Mr. Goodwin”), a managing member of Diameter Capital GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (“Diameter Capital GP), and Jonathan Lewinsohn (“Mr. Lewinsohn”), a managing member of Diameter Capital GP. The foregoing persons are referred to as a “Reporting Person,” and collectively, the “Reporting Persons”. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)

The address of the business office of the Investment Manager and Mr. Lewisohn is 55 Hudson Yards, Suite 29B, New York, NY 10001. The address of the business office of Mr. Goodwin is 360 S Rosemary Ave, Suite 1005, West Palm Beach, FL 33401.

(c)

The principal business of the Investment Manager is managing investment vehicles in connection with purchasing, holding and selling securities and other financial instruments for investment purposes. The principal occupation of Mr. Lewinsohn and Mr. Goodwin is as manager of the Investment Manager.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a Delaware limited partnership. Each of Mr. Goodwin and Mr. Lewinsohn is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 4 is incorporated by reference as the source of funds for the acquisitions of the shares of Class A Common Stock reported on this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares set forth in this Schedule 13D and hold such securities for investment purposes.

As set forth below in Item 6 of this Schedule 13D, the Reporting Persons, together with the other lenders under the Side-Car Credit Agreement have agreed with the Issuer to the terms of a waiver of noncompliance with respect to the Side-Car Credit Agreement. The information set forth below in Item 6 is incorporated by reference to this Item 4.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the Class A Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire Class A Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for shares of Class A Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for shares of Class A Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his shares of Class A Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 285,474,630 outstanding shares of Class A Common Stock as of August 9, 2023, as reported by the Issuer in quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	The Reporting Persons have effected the following transactions of securities of the Issuer during the past 60 days.

Date	Transaction	Number of Shares	Price per share
6/12/2023	Sale	169,290	$1.45
6/13/2023	Sale	62,745	$1.45
7/20/2023	Sale	418,807	$1.56

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 3 and Item 4 above are incorporated by reference into this Item 6.

Side-Car Credit Agreement and Waiver

On February 24, 2023, the Investment Manager (or its affiliates), as lender, entered into a Credit Agreement (the “Side-Car Credit Agreement”) with the Issuer, Cano Health, LLC (the “Borrower”) and Primary Care (ITC) Intermediate Holdings, LLC (“Holdings”) with certain other lenders and JP Morgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”), pursuant to which the lenders provided a senior secured term loan to the Borrower in the aggregate principal amount of $150 million, the full amount of which was funded on the closing of the facility.

The Side-Car Credit Agreement contains certain representations and warranties, events of default and covenants, including a financial maintenance covenant, requiring the Borrower to maintain a First Lien Net Leverage Ratio (i.e., total first lien senior secured net debt to Consolidated Adjusted EBITDA) not to exceed 5.80:1.00 on the last day of any four consecutive fiscal quarter period. As of June 30, 2023, the Borrower was not in compliance with this financial maintenance covenant. On August 10, 2023, the Reporting Persons and the other lenders provided a waiver of such noncompliance and entered into an amendment to the Side-Car Credit Agreement (the “2023 Side-Car Amendment”) under which the Issuer will not be required to test compliance with the Side-Car Credit Agreement’s financial maintenance covenant until the fiscal quarter ending September 30, 2024. The 2023 Side-Car Amendment provides, among other modifications to the Side-Car Credit Agreement, that: (i) the Issuer will formally launch, announce and pursue a comprehensive process in an effort to yield one or more offers for a sale of all or substantially all of the assets or businesses of, or direct or indirect equity interests in, the Borrower and its subsidiaries with a purchase price that includes cash proceeds sufficient to pay the obligations under the Side-Car Credit Agreement, and will use its commercially reasonable efforts to promptly close such a transaction; (ii) the interest rate for the 2023 Term Loan will be increased to 16% during the payment-in-kind period ending on February 24, 2025; (iii) a premium payment of 5% of the outstanding principal amount of the 2023 Term Loan will be paid in kind by capitalizing such payment to the principal amount of the 2023 Term Loan; (iv) the applicable prepayment premium will be required in connection with any voluntary or mandatory prepayment or repayment of the 2023 Term Loan; and (v) the lenders will have participation rights in certain new debt financings incurred by the Borrower or any of its subsidiaries. Absent such waiver, the 2023 Term Loan Administrative Agent, acting at the direction of the lead lender, and at the requisite lenders request, could have immediately terminated all commitments under the 2023 Term Loan and accelerated the maturity of all principal, interest and other amounts due thereon. Pursuant to the terms of the 2023 Side-Car Amendment, the Borrower will not be required to pursue its cure right.

The foregoing description of the Side-Car Credit Agreement and the 2023 Side-Car Amendment is qualified in its entirety by reference to the Side-Car Credit Agreement and the 2023 Side-Car Amendment, copies of which are attached hereto as Exhibit 2 and Exhibit 3, respectively.

Warrant Agreement

In connection with and as consideration for entering into the Side-Car Credit Agreement, on February 24, 2023, the Issuer entered into a Warrant Agreement (the “Warrant Agreement”) by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent and transfer agent of the Issuer, and granted to the lenders that provided the 2023 Term Loan to the Borrower pursuant to the Side-Car Credit Agreement, including the Investment Manager (or its affiliates), warrants to purchase, in the aggregate, up to 29,483,101 shares of the Issuer’s Class A Common Stock, at an exercise price of $0.01 per share (the “Warrants”). On March 8, 2023, the Funds exercised the Warrants held by the Funds and acquired the shares of Class A Common Stock reported on this Schedule 13D. The Issuer granted the holders of the Warrants certain registration rights with respect to the Warrant Shares issuable upon the exercise of the Warrants, including the requirement to file a resale shelf registration statement. The Issuer filed a resale shelf registration statement with the SEC on March 15, 2023, registering the resale of the Warrant Shares, including the shares held by the Funds, which was declared effective on May 17, 2023.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Credit Agreement, dated as of February 24, 2023, by and among the Issuer, the Borrower, Holdings, certain lenders and JP Morgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 27, 2023)

Exhibit 3	Amendment to Credit Agreement, dated as of August 10, 2023, by and among the Issuer, the Borrower, Holdings, certain lenders and JP Morgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

DIAMETER CAPITAL PARTNERS LP

By:	/s/ Shailini Rao
Name:	Shailini Rao
Title:	Chief Compliance Officer

/s/ Scott K. Goodwin
SCOTT K. GOODWIN

/s/ Jonathan Lewinsohn
JONATHAN LEWINSOHN